                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM __________ TO __________


                        Commission file number 000-21250


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                            THE GYMBOREE CORPORATION
                            RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            THE GYMBOREE CORPORATION
                          700 AIRPORT BLVD., SUITE 200
                            BURLINGAME, CA 94010-1912

ITEM 1. CHANGES IN THE PLAN

     Effective April 7, 1995, the Company appointed Merrill Lynch Trust Company of California successor trustee of the Plan.


ITEM 2. CHANGES IN INVESTMENT POLICY

     No material changes occurred during the 1996 fiscal year with respect to the nature of securities or other investments in which funds held under the Plan were invested.


ITEM 3. CONTRIBUTIONS UNDER THE PLAN

     The Gymboree Corporation makes matching cash contributions to the Plan. The Company matches 50% of participant contributions, up to a maximum annual contribution of $500 in 1996 and 1995.


ITEM 4. PARTICIPATING EMPLOYEES

     The Plan had approximately 400 participating employees at December 31, 1996.


ITEM 5. ADMINISTRATION OF THE PLAN

     The Plan is administered by a committee comprising employees of The Gymboree Corporation. No person receives compensation from the Plan in the role of administrative committee member.


Name of                  Position held
committee member         with issuer                     Address
----------------         -----------                     -------

NANCY J. PEDOT           President, Chief                700 Airport Blvd., Suite 200
                         Executive Officer               Burlingame, CA  94010-1912

JAMES P. CURLEY          Senior Vice President,          700 Airport Blvd., Suite 200
                         Chief Financial Officer/        Burlingame, CA  94010-1912
                         Chief Administrative Officer

JOSEPH T. PRUSKO         Vice President,                 700 Airport Blvd., Suite 200
                         Controller                      Burlingame, CA  94010-1912

JANELLE DAUSCH           Benefits Manager                700 Airport Blvd., Suite 200
                                                         Burlingame, CA 94010-1912

ITEM 6. CUSTODIAN OF INVESTMENTS

     The custodian of Plan assets is Merrill Lynch Trust Company of California (Merrill Lynch) located at 101 California Street, San Francisco, California 94111. The Plan did not pay Merrill Lynch any compensation as trustee of investments as all administrative fees are paid by the Company.


ITEM 7. REPORTS TO PARTICIPATING EMPLOYEES

     Participants receive quarterly reports from the Plan administrator summarizing the transactions and market value changes.



ITEM 8. FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial statements - Audited financial statements of The Gymboree Corporation Retirement Savings Plan as of and for the years ended December 31, 1996 and 1995.

     (b) Exhibit 23.1 - Consent of Mohler, Nixon & Williams, Independent Accountants

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                           THE GYMBOREE CORPORATION
                                           RETIREMENT SAVINGS PLAN





DATE July 17, 1997                         BY /s/ JAMES P. CURLEY
                                           -------------------
                                           JAMES P. CURLEY
                                           SENIOR VICE PRESIDENT,
                                           CHIEF FINANCIAL OFFICER/
                                           CHIEF ADMINISTRATIVE OFFICER

                            THE GYMBOREE CORPORATION
                             RETIREMENT SAVINGS PLAN


                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1996 AND 1995

                            THE GYMBOREE CORPORATION
                             RETIREMENT SAVINGS PLAN

                            Financial Statements and
                             Supplemental Schedules


                     Years ended December 31, 1996 and 1995



                                TABLE OF CONTENTS

Independent Accountants' Report..............................................7

Consent of Independent Accountants...........................................8

Financial Statements:

Statements of Net Assets Available for Plan Benefits ........................9

Statements of Changes in Net Assets Available for Plan Benefits,
     With Fund Information..................................................10
Notes to Financial Statements...............................................11

Supplemental Schedules as of and for the year ended
   December 31, 1996 .......................................................15

   Assets Held for Investment Purposes .....................................16
   Schedule of Reportable Transactions .....................................17

To the Participants and
Plan Administrator of
The Gymboree Corporation
Retirement Savings Plan


                         INDEPENDENT ACCOUNTANTS' REPORT

We have audited the accompanying statements of net assets available for plan benefits of The Gymboree Corporation Retirement Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits, with fund information, for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purpose of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   MOHLER, NIXON & WILLIAMS
                                                   Accountancy Corporation
Campbell, California
June 17, 1997

                    CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the use of our name on our report, dated June 17, 1997, with respect to the financial statements and schedules of The Gymboree Corporation Retirement Savings Plan for the years ended December 31, 1996 and 1995, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.





                                                   MOHLER, NIXON & WILLIAMS
                                                   Accountancy Corporation

Campbell, California
June 17, 1997

                            THE GYMBOREE CORPORATION
                             RETIREMENT SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                      December 31,
                                                --------------------------
                                                    1996          1995
                                                -----------    -----------

Investments, at contract value                  $   166,070    $   146,990
Investments, at fair value                        2,453,877      1,495,901
                                                -----------    -----------

       Assets held for investment purposes        2,619,947      1,642,891
Receivables                                          38,114         47,177
                                                -----------    -----------
       Total assets                               2,658,061      1,690,068
Payables                                            (49,119)
                                                -----------    -----------
       Net assets available for plan benefits   $ 2,608,942    $ 1,690,068
                                                ===========    ===========


                     See independent accountants' report and
                  accompanying notes to financial statements.

                            THE GYMBOREE CORPORATION
                             RETIREMENT SAVINGS PLAN

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                                            Merrill Lynch
                                         ----------------------------------------------------------------------------------------
                                                                                                                          CMA
                                                                            Global      Retirement       Gymboree        Money
                                           Capital          Growth       Allocation    Preservation       Stock          Market
                                            Fund             Fund           Fund           Trust           Fund           Fund
                                         -----------     -----------     -----------    -----------     -----------    -----------

Net assets available for plan
   benefits at December 31, 1994         $   112,231     $   316,054     $   254,687    $   102,505     $    78,918    $    22,998
                                         -----------     -----------     -----------    -----------     -----------    -----------

Employer's contribution                       14,126          36,908          25,767         11,441           9,940

Participants' contributions/rollovers         80,172         322,762         153,625         78,979          66,642

Withdrawals/distributions                    (28,512)        (73,270)       (109,100)       (29,508)        (20,553)

Dividends and interest                        19,960          60,319          28,185

Net appreciation (depreciation)
   in fair value of investments               21,331          70,806          30,251          7,293         (37,084)

Net loan activities                             (955)        (16,220)           (106)           564             227

Transfers in (out)                               509           7,967          17,715        (24,284)          7,748        (22,998)
                                         -----------     -----------     -----------    -----------     -----------    -----------
Increase (decrease) in net assets            106,631         409,272         146,337         44,485          26,920        (22,998)
                                         -----------     -----------     -----------    -----------     -----------    -----------
Net assets available for plan
   benefits at December 31, 1995             218,862         725,326         401,024        146,990         105,838           --
                                         -----------     -----------     -----------    -----------     -----------    -----------
Employer's contribution                       20,124          53,726          28,054         12,296          11,014

Participants' contributions/rollovers        157,923         412,355         194,689         71,215          73,653

Withdrawals/distributions                    (56,468)       (170,985)       (114,078)       (49,196)        (30,625)

Dividends and interest                        26,653          72,719          52,770          3,136

Net appreciation (depreciation)
   in fair value of investments                4,381         159,091          16,825          6,750           8,817

Net loan activities                          (16,576)        (27,377)        (15,461)        (5,849)         (1,309)

Transfers in (out)                           (17,041)        (29,459)         34,717        (19,272)        (17,640)        59,700
                                         -----------     -----------     -----------    -----------     -----------    -----------
Increase (decrease) in net assets            118,996         470,070         197,516         19,080          43,910         59,700
                                         -----------     -----------     -----------    -----------     -----------    -----------
Net assets available for plan
   benefits at December 31, 1996         $   337,858     $ 1,195,396     $   598,540    $   166,070     $   149,748    $    59,700
                                         ===========     ===========     ===========    ===========     ===========    ===========



                                            Participant
                                               Loans        Receivables       Payables         Total
                                            -----------     -----------     ------------    -----------

Net assets available for plan
   benefits at December 31, 1994            $    27,659     $    22,630     ($   35,973)    $   901,709
                                            -----------     -----------     ------------    -----------

Employer's contribution                                                                          98,182

Participants' contributions/rollovers                            47,177                         749,357

Withdrawals/distributions                                                                      (260,943)

Dividends and interest                              702                                         109,166

Net appreciation (depreciation)
   in fair value of investments                                                                  92,597

Net loan activities                              16,490                                              --

Transfers in (out)                                              (22,630)         35,973              --
                                            -----------     -----------     ------------    -----------
Increase (decrease) in net assets                17,192          24,547          35,973         788,359
                                            -----------     -----------     ------------    -----------
Net assets available for plan
   benefits at December 31, 1995                 44,851          47,177            --         1,690,068
                                            -----------     -----------     ------------    -----------
Employer's contribution                                                                         125,214

Participants' contributions/rollovers                           (47,177)                        862,658

Withdrawals/distributions                        (2,936)                                      (424,288)

Dividends and interest                            4,148                                         159,426

Net appreciation (depreciation)
   in fair value of investments                                                                 195,864

Net loan activities                              66,572                                              --

Transfers in (out)                                               38,114         (49,119)             --
                                            -----------     -----------     ------------    -----------
Increase (decrease) in net assets                67,784          (9,063)        (49,119)        918,874
                                            -----------     -----------     ------------    -----------
Net assets available for plan
   benefits at December 31, 1996            $   112,635     $    38,114     $   (49,119)    $ 2,608,942
                                            ===========     ===========     ============    ===========

                     See independent accountants' report and
                   accompanying notes to financial statements.

                            THE GYMBOREE CORPORATION
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1996 and 1995

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES:

     The following description of The Gymboree Corporation (the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1992 by the Company to provide benefits to eligible employees. The Plan covers all full-time employees of the Company who have completed one year of service and are age 21 or older.

The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of ERISA.

ADMINISTRATION -
     The Company has appointed an Administrative Committee (the Committee) to control the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data. Under the terms of the Plan, a group of designated officers of the Company acted as the trustee of the Plan from inception through April 6, 1995. Effective April 7, 1995, the Company appointed Merrill Lynch Trust Company of California (Merrill Lynch) as trustee of the Plan. Substantially all expenses incurred for administering the Plan are paid by the Company.

INVESTMENTS -
     Investments of the Plan are held by Merrill Lynch and invested in mutual funds, Company stock or a collective trust fund based solely upon instructions received from participants.

The Plan's investment in Merrill Lynch mutual funds as well as Gymboree Corporation common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.


     The Merrill Lynch Retirement Preservation Trust (RPT) is a collective trust fund invested primarily in a diversified portfolio of GICs, money market securities, and U.S. government securities. RPT earned a gross annual effective yield of 6.40% for the year ended December 31, 1996 and is valued at contract value (purchase price plus interest) as of the last day of the Plan year.

STATEMENT OF POSITION 94-4 -
     The Company adopted Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (SOP 94-4), for the Plan year beginning January 1, 1996. Under the new reporting requirements, investment contracts with fully benefit-responsive features must be reported at contract value. The adoption of SOP 94-4 did not have a material financial impact on the Plan.


CASH AND CASH EQUIVALENTS -
     All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents.


VESTING -
     Participants are immediately vested in their entire account balance.


INCOME TAXES -
     The Plan has applied for and received a favorable determination letter dated June 5, 1995. The Committee believes the Plan qualifies under the applicable requirements of the Internal Revenue Code and related state statutes, and is exempt from federal income and state franchise taxes.


ESTIMATES -
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


RECLASSIFICATIONS -
     Certain reclassifications were made in the 1995 financial statements to conform with the 1996 presentation.


RISKS AND UNCERTAINTIES -
     The Plan provides for various investment options in any combination of four different Merrill Lynch mutual funds as well as Gymboree Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

NOTE 2 - PARTICIPATION AND BENEFITS:

EMPLOYEE CONTRIBUTIONS -
     Participants may elect to have the Company contribute, from 1% to 20%, of their pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in 1% increments.

Participants are also allowed to make rollover contributions of amounts received from other qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.


EMPLOYER CONTRIBUTIONS -
     The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matches 50% of each participant's contribution up to a maximum of $500 for 1996 and 1995.


PARTICIPANT ACCOUNTS -
     Each participant's account is credited with the participant's contribution, Plan earnings and an allocation of the Company's contribution. Allocations of Company contributions are based on participant contributions.


PAYMENT OF BENEFITS -
     Upon termination, the participant or beneficiary will receive the benefits in a lump-sum amount equal to the value of the participant's account.


LOANS TO PARTICIPANTS -
     The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's account balance. Such loans bear interest at rates established by the Committee and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Plan administrator.

NOTE 3 - PLAN TERMINATION AND/OR MODIFICATION:

     The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.


NOTE 4 - INVESTMENTS:

The following table includes the contract or fair values of net assets and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                               1996               1995
                                                            ----------        ----------

      Merrill Lynch:

         Capital Fund                                       $  337,858        $  218,862
         Growth Fund                                         1,195,396           725,326
         Global Allocation Fund                                598,540           401,024
         Retirement Preservation Trust                         166,070           146,990
         Gymboree Stock Fund                                   149,748           105,838
         CMA Money Market Fund                                  59,700
      Participant Loans                                        112,635            44,851
                                                            ----------        ----------
         Total net assets at contract or fair value         $2,619,947        $1,642,891
                                                            ==========        ==========

NOTE 5 - PARTY IN INTEREST TRANSACTIONS:

     As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 1996 and 1995 was as follows:

                                                 1996               1995
                                                 ----               ----

            Number of shares                     6,049              5,041
            Cost                              $179,595           $141,731
            Fair value                        $149,748           $105,838

                            THE GYMBOREE CORPORATION
                        EMPLOYEE RETIREMENT SAVINGS PLAN

                             SUPPLEMENTAL SCHEDULES

                                DECEMBER 31, 1996

                            THE GYMBOREE CORPORATION
                        EMPLOYEE RETIREMENT SAVINGS PLAN
                                                               E.I.N.: 94-261525
                                                               Plan #: 001
ITEM 27a, PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1996


(a)               (b)                                                    (c)                        (d)             (e)
                                                         Description of investment including
        Identity of issue, borrower, lessor,               maturity date, rate of interest,                      Current
           or similar party                               collateral, par or maturity value        Cost           Value
---    ---------------------------------------------    -------------------------------------   ---------     ----------

       Merrill Lynch Capital Fund                       Mutual Fund                              $320,374       $337,858
       Merrill Lynch Growth Fund                        Mutual Fund                             1,015,198      1,195,396
       Merrill Lynch Global Allocation Fund             Mutual Fund                               566,227        598,540
       Merrill Lynch Retirement Preservation Trust      Money Market Fund                         166,070        166,070
 *     Gymboree Stock Fund                              Employer Securities                       182,736        149,748
       Merrill Lynch CMA Money Market Fund              Money Market Fund                          59,700         59,700
 *     Participant Loans                                (3.81% - 9.5%)                                           112,635
                                                                                                              ----------
       Total assets held for investment
               purposes                                                                                       $2,619,947
                                                                                                              ==========
 *     Parties-in-interest

                            THE GYMBOREE CORPORATION
                        EMPLOYEE RETIREMENT SAVINGS PLAN
                                                              E.I.N.: 94-2615258
                                                              Plan #: 001
             ITEM 27d, PART V - SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the year ended December 31, 1996


                (a)                               (b)                  (c)           (d)           (e)
                                          Description of asset
                                        (including interest rate
                                          and maturity in case      Purchase       Selling        Lease
    Identity of party involved                 of a loan)             price         price         rental
------------------------------------    ------------------------   ---------      ---------     ---------

Merrill Lynch Growth Fund                  Mutual Fund               $57,955        $28,844

Merrill Lynch CMA Money Market Fund        Money Market Fund       1,287,224      1,266,911



                (a)                        (f)            (g)               (h)               (i)
                                          Expense                      Current value
                                         incurred                       of asset on
                                           with         Cost of         transaction        Net gain
    Identity of party involved          transaction      asset             date            or (loss)
------------------------------------    -----------    ---------       --------------      ---------

Merrill Lynch Growth Fund                                $83,609           $86,799            $3,190

Merrill Lynch CMA Money Market Fund                    2,554,135         2,554,135              --

                                 EXHIBIT INDEX

Exhibit
   No.                       Description
--------                     -----------
  23.1               Consent of Independent Accountants